ANNUAL RETURN CARD FORM
(Request for Interim Financial Statements)

TO:     REGISTERED AND NON-REGISTERED SHAREHOLDERS OF
            SPUR VENTURES INC. (the "Company")

National Instrument 54-101 – “Communication with Beneficial Owners of Securities of a Reporting Issuer” provides shareholders with the opportunity to elect annually to have their name added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Company. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to:

COMPUTERSHARE TRUST COMPANY OF CANADA

Proxy Department
100 University Avenue, 9th Floor
Toronto Ontario M5J 2Y1

Fax: 1-866-249-7775 (Within North America)
        1-416-263-9524 (Outside North America)

Name of Shareholder:
(Please print)

Address:

Postal Code:

Email: